Mail Stop 4720

November 24, 2009

C. Daniel Myers
Chief Executive Officer
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, GA 30005

>   **Re: Alimera Sciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 30, 2009**
>   **File No. 333-162782**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you plan to request confidential treatment for a number of exhibits. Please file these requests as soon as possible. We will not be in a position to declare your registration statement effective until we have cleared all issues relating to your confidential treatment requests.

Prospectus Summary, page 1

2. Please include the source for your statement that there are approximately 17.9 million diagnosed diabetics in the United States and 246 million people worldwide who were estimated to have the disease.

3. Please provide the basis for your estimate that the incidence of DME in the U.S. is 340,000 cases annually.

4. We note that you expect to receive a month 24 read out from the FAME study. Please explain what this is. If these are results from the study, please clarify.

5. Please identify FA's demonstrated undesirable side effects and explain the consequences of intraocular pressure.

Risk Factors, page 7

We will rely on a single manufacturer for Iluvien…, page 10

6. Please identify all sole source suppliers.

Use of Proceeds, page 31

7. We note that the $15,000,000 amount of your note payable to pSivida does not include the amount of interest accrued to date. Please revise this section to reflect that amount of indebtedness plus accrued interest you will be obligated to pay to pSivida upon completion of this public offering. Further, please revise your Capitalization table on page 32, as well as your mention of the pSivida note payable in the Liquidity and Capital Resources section on page 53, to also include the amount owed to pSivida including accrued interest.

8. Further, please expand your disclosure here to include the amount of proceeds that will remain to, "commence the commercial launch of Iluvien, to continue to develop our product pipeline and for working capital and other general corporate purposes" after the amounts detailed elsewhere in this section and the costs of this offering have been paid.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 38

9. In the ultimate paragraph on this page please expand your disclosure to include that, if you do not receive additional financing, that you expect your current cash position to fund operations through January, 2010, as discussed in your Risk Factors.

Our Discontinued Non-Prescription Business, page 40

10. We note that you are entitled to receive an additional $8 million payment from Bausch and Lomb should Alaway Plus receive FDA approval. Please describe the status of the Alaway Plus's development.

Critical Accounting Policies and Estimates, page 43

The Valuation of Common Stock, page 45

11. Please expand your discussion of the factors considered in determining the size of your
marketability discount to include the applicable factors considered in paragraph 57 of the
AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
We note several factors that appear to be very applicable to your company based on facts
stated in the Form S-1, such as but not limited to "restrictions on transferability of equity
securities by the holder" and "concentration of ownership."

Obligations and Commitments, page 57

12. The table includes the note payable to pSivida plus accrued interest. However, the first
bullet point following the table appears to indicate that the table does not include the
obligation to pay the note. Please explain.

13. Please clarify whether you have made any payments to Emory University, under your
recently entered into license and option agreements, beyond the upfront license fees paid at
the time you entered into the agreements.

Iluvien for Other Diseases of the Eye, page 69

14. Please provide the basis for your statement that over one million people suffer from RVO in
the United States.

Note 8. Commitments, page F-18

15. Please reconcile the $920,000 in other long-term liabilities for the interim period ended
September 30, 2009 to the $1,077,000 of accrued and unpaid interest for the pSivida note
payable disclosed to be recorded.

*   *   *

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at 202-551-3652 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jay K. Hachigian
        Marc F. Dupré
        Gunderson Dettmer Stough Villeneuive Frankling & Hachigian, LLP
        610 Lincoln Street
        Waltham, MA 02451
        Fax: 781-622-1622